

July 22, 2015

Paul A. Rooke
Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2014**
> **File No. 001-14050**

Dear Mr. Rooke:

We have reviewed your July 7, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2015 letter.

Form 10-K for Fiscal Period Ended December 31, 2014

Notes to Consolidated Financial Statements

Organization and Business, page 64

1. Please refer to our prior comment 1. We note that you recorded an out of period adjustment to correct errors that you were aware of at December 31, 2014 in the first quarter of 2015. Please tell us why you waited to make this adjustment until after December 31, 2014, particularly considering that you recorded an out of period adjustment for the same error in the fourth quarter of 2014. Please tell us whether your conclusion that this correction was not material would have changed if you had recorded this additional known adjustment as of December 31, 2014. Please also tell us whether there were other known unrecorded adjustments at December 31, 2014 and discuss the impact these adjustments had on your materiality analysis.

Paul A. Rooke
Lexmark International, Inc.
July 22, 2015
Page 2

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Senior Assistant Chief Accountant